UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

THE BON-TON STORES, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

09776J101
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures previously provided in a prior cover page.

CUSIP NO.	09776J101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Whale Rock Capital Management LLC Alexander Sacerdote Peter Sacerdote
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Whale Rock Capital Management LLC--Delaware Alexander Sacerdote--United States Peter Sacerdote--United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares
6 Shared Voting Power Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares Refer to Item 4 below.
7 Sole Dispositive Power Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares
8 Shared Dispositive Power Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable.
11	Percent of Class Represented by Amount in Row (9) Whale Rock Capital Management LLC - 0 % Alexander Sacerdote - 0 % Peter Sacerdote - 0 % Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Whale Rock Capital Management LLC – OO (Limited Liability Company) Alexander Sacerdote – IN Peter Sacerdote– IN

CUSIP NO.	09776J101

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed January 04, 2007 (as amended, the “Schedule 13G”) with respect to Common Stock, par value $ 0.01 per share of (“Common Stock”) of The Bon-Ton Stores, Inc.,  a Delaware corporation (the “Issuer”). This Amendment hereby amends Items 4 and 5 as stated below:

Item 4.                  Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares

(b)	Percent of Class

Whale Rock Capital Management LLC - 0% Alexander Sacerdote - 0% Peter Sacerdote - 0%

(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares

(ii) shared power to vote or to direct the vote

Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares

(iii) sole power to dispose or to direct the disposition of

Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares

(iv) shared power to dispose or to direct the disposition of

Whale Rock Capital Management LLC - 0 shares Alexander Sacerdote - 0 shares Peter Sacerdote - 0 shares

CUSIP NO.	09776J101

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP NO.	09776J101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:	February 5, 2008

WHALE ROCK CAPITAL MANAGEMENT LLC

		By:	/s/ Alexander Sacerdote
Alexander Sacerdote, Managing Member

ALEXANDER SACERDOTE

/s/ Alexander Sacerdote
Alexander Sacerdote, individually

PETER SACERDOTE

/s/ Peter Sacerdote
Peter Sacerdote, individually